Exhibit 99.3

Altamira Therapeutics Provides Business Update and First Half 2025 Financial Results

●	Company to host webcast today at 8.00 a.m. ET

●	Growing portfolio of RNA delivery clients and programs

●	Advancing plans for partial spin-off of RNA delivery activities

●	Continued adjustment of cost structure

HAMILTON, BERMUDA – August 29, 2025 – Altamira Therapeutics Ltd. (“Altamira” or the “Company”) (OTCQB:CYTOF), a company dedicated to developing and commercializing RNA delivery technology for targets beyond the liver, today provided a business update and reported its first half 2025 financial results.

“We are very pleased to report further progress in our core business of RNA delivery,” commented Thomas Meyer, Altamira Therapeutics’ founder, Chairman, and CEO. “Notably, we could demonstrate that our xPhore platform works well also with circular RNA, thus further expanding the field of potential uses, and branded it as CycloPhore for this purpose. Circular RNA holds great promise for various medical applications, providing enhanced protein expression and greater stability compared to linear mRNA. We are very excited to have already stated the evaluation of our CycloPhore technology together with an undisclosed client.”

Mr. Meyer added: “While we keep progressing with the further development and testing of our RNA delivery technology, we have been working on the implementation of the previously announced partial spin-off of the RNA delivery business. Preparations for such a transaction have been made, and we expect to start executing on it over the coming months.”

RNA Delivery Technology

Altamira is pursuing with the RNA delivery business a ‘picks and shovels’ strategy based on the licensing of its xPhore™ platform technology to partners in the biotech and pharma industry for use in their own RNA drug product development programs. The platform is adapted for the specific requirements of different RNA modalities: OligoPhore™ for oligonucleotides, SemaPhore™ for linear mRNA, and CycloPhore™ for circRNA.

So far in 2025, Altamira could win two more collaboration partners for the evaluation of the feasibility and efficacy of their RNA payloads delivered via xPhore nanoparticles:

●	Together with an undisclosed partner in the radiopharmaceutical sector Altamira is testing in vitro and in vivo the use of SemaPhore nanoparticles with a certain payload in conjunction with one of the partner’s proprietary radiopharmaceuticals for cancer treatment. Radiopharmaceutical therapy uses tiny amounts of radioactive compounds which find their way to a tumor through the bloodstream and bind to a tumor-specific receptor.

●	Together with another undisclosed partner Altamira is testing in vitro and in vivo the use of CycloPhore nanoparticles platform for the delivery of circular RNA payloads under development by the partner company.

Upon positive outcomes from these evaluations, Altamira and its partners intend to discuss and negotiate licensing agreements. Through its business development activities, the Company is pursuing additional collaboration opportunities with other pharma and biotech companies. Altamira expects to sign a collaboration agreement with at least one more partner in the course of 2025.

In parallel, Altamira is advancing the xPhore platform towards an IND filing and industrialization. The main focus for the development activities has been on nanoparticle formulation and process development for nanoparticle manufacturing.

As previously announced, the Company intends to grow the RNA delivery business, which it operates through its Swiss subsidiary Altamira Therapeutics AG (“ATAG”), by involving private equity investors for its funding. For this purpose, Altamira aims to spin off a majority of ATAG’s share capital. The Company has essentially completed the process for the legal and organizational carve-out of the entity.

Legacy assets

In its non-core activities (“legacy assets”), Altamira made further progress with Bentrio®, a drug free, preservative free nasal spray for the treatment of allergic rhinitis. The Company’s associate Altamira Medica AG (“Medica”) is in the process of transitioning Bentrio from a Class I to a Class IIa medical device under the European Union’s new Medical Device Regulation (MDR). Upon certification by a Notified Body, Medica will be allowed to market Bentrio across the EU member states. In addition, Medica and its partner Nuance Pharma are making progress with the filing of Bentrio for clearance in Mainland China.

Further, Altamira could expand its intellectual property portfolio around AM-125, one of its other legacy assets. AM-125 (intranasal betahistine) is under development for the treatment of acute vestibular syndrome (AVS) and potentially other central nervous system disorders. The Company was notified by the Japan Patent Office Board of Appeals that its patent application on the composition of matter and methods of use for formulations of betahistine dihydrochloride for intranasal delivery was allowable. So far, Altamira has secured patent coverage for AM-125 in more than 50 countries worldwide, including key markets in North America and Europe.

First Half 2025 Financial Results and Outlook

●	Total operating loss was $2.6 million in the first half of 2025, compared against $3.9 million in the first half of 2024. The decrease of 32.9% was primarily driven by lower general and administrative expenses (-37.4% to $1.2 million) and reduced expenditures on research and development (-25.3% to $1.5 million); other operating income increased from $34 thousand to $81 thousand.

●	Net loss decreased by 64.6% to $1.5 million in the first half of 2025 ($4.3 million in the first half of 2024), primarily due to finance income of $1.7 million arising from the appreciation of intercompany loans denominated in foreign currencies and lower finance expense ($37 thousand vs. $0.2 million). This was partly compensated by a higher pro rata loss recorded for the Company’s associate Altamira Medica of $0.5 million (first half of 2024: $0.2 million).

●	Cash used in operations decreased by 56.8% from $3.2 million in the first half of 2024 to $1.4 million in the first half of 2025. Financing activities provided $0.4 million in the first six months of 2025 vs. $2.5 million in the first six months of 2024.

●	Shareholders’ equity amounted to $4.1 million as of June 30, 2025, compared with $6.6 million at year-end 2024. Cash and cash equivalents on June 30, 2025, amounted to $4 thousand compared with $1.0 million on December 31, 2024.

Upon completion of the planned partial spin-off of its ATAG subsidiary, Altamira expects its operating expenses to decrease significantly. The Company expects to fund its operations from its cash position, proceeds from the sale of ATAG shares to private equity investors, the partnering or divestiture of legacy assets as well as from the provision of services for associates. Altamira intends to update its financial guidance as and when material new information will become available, notably on the planned partial spin-off of ATAG.

First Half 2025 and Business Update Webcast Details

Altamira’s Senior Management will hold an investor call today, Friday, August 29, at 08.00 a.m. ET to present a business update and first half 2025 results. Founder, Chairman, and CEO Thomas Meyer and COO Covadonga Pañeda will deliver prepared remarks.

●	Event: Altamira Therapeutics First Half 2025 Financial Results and Business Update Call

●	Date: Friday, August 29, 2025

●	Time: 8:00 am ET

●	Access:

Toll Free: 888-506-0062
International: 973-528-0011
Participant Access Code: 427043
Webcast URL: https://www.webcaster4.com/Webcast/Page/2797/52765

Participants will be greeted by an operator and asked for the access code. If a caller does not have the code, they can reference the company name.

The call will be in listen-only mode.

A replay of the call will be available 30 minutes after the live event via the Investors section of the Altamira website at https://ir.altamiratherapeutics.com/ .

●	Replay access:

Toll Free: 877-481-4010
International: 919-882-2331
Replay Passcode: 52765
Expiration: Friday, September 12, 2025

Condensed Consolidated Interim Statement of Profit or Loss and

Other Comprehensive Income or Loss (unaudited)

For the Six Months Ended June 30, 2025 and 2024 (in US$)

	SIX MONTHS ENDED
	JUNE 30
	2025	2024
Other operating income	80,951	34,298
Research and development	(1,465,898)	(1,963,664)
General and administrative	(1,243,973)	(1,987,972)
Operating loss	(2,628,920)	(3,917,338)
Finance expense	(37,315)	(186,000)
Finance income	1,662,220	513
Share of loss of an associate	(530,997)	(237,007)
Net loss attributable to owners of the Company	(1,535,012)	(4,339,832)
Other comprehensive income/(loss):
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability, net of taxes of $0	262,934	198,277
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of $0	(1,600,083)	14,662
Share of other comprehensive income of an associate	66,840	(43,712)
Other comprehensive income/(loss), net of taxes of $0	(1,270,309)	169,227
Total comprehensive loss attributable to owners of the Company	(2,805,321)	(4,170,605)

Basic and diluted loss per share	(0.31)	(2.11)

Condensed Consolidated Interim Statement of Financial Position (unaudited)

For the Six Months Ended June 30, 2025 and 2024 (in US$)

	June 30,	December 31,
	2025	2024
ASSETS
Non-current assets
Property and equipment	103,017	100,000
Right-of-use assets	327,690	349,905
Intangible assets	4,627,072	4,627,072
Other non-current financial assets	118,793	103,345
Investment in an associate	1,706,045	1,931,335
Total non-current assets	6,882,617	7,111,657

Current assets
Other receivables	213,389	351,331
Prepayments	30,422	190,524
Cash and cash equivalents	3,755	998,624
Total current assets	247,566	1,540,479

Total assets	7,130,183	8,652,136

EQUITY AND LIABILITIES
Equity
Share capital	11,431	9,324
Share premium	(1,472,300)	(1,522,747)
Other reserves	9,575,922	11,109,165
Retained earnings/(Accumulated deficit)	(4,041,241)	(3,030,636)
Total shareholders’ equity/(deficit) attributable to owners of the Company	4,073,812	6,565,106

Non-current liabilities
Non-current lease liabilities	198,762	238,691
Employee benefit liability	548,116	684,075
Total non-current liabilities	746,878	922,766

Current liabilities
Bank overdraft	14,594	-
Loan	430,841	-
Derivative financial instrument	52,957	-
Current lease liabilities	145,852	122,362
Trade and other payables	763,326	552,049
Accrued expenses	901,923	489,853
Total current liabilities	2,309,493	1,164,264
Total liabilities	3,056,371	2,087,030
Total equity and liabilities	7,130,183	8,652,136

About Altamira Therapeutics

Altamira Therapeutics is developing and supplying peptide-based nanoparticle technologies for efficient RNA delivery to extrahepatic tissues (xPhore™ platform). The versatile delivery platform is suited for different RNA modalities, including siRNA, mRNA and circRNA, and made available to pharma or biotech companies through out-licensing. The Company has two proprietary flagship programs based on xPhore and siRNA payloads: AM-401 for KRAS driven cancer and AM-411 for rheumatoid arthritis, both in preclinical development beyond in vivo proof of concept. In addition, Altamira holds a 49% stake (with additional economic rights) in Altamira Medica AG, which owns its commercial-stage legacy asset Bentrio®, an OTC nasal spray for allergic rhinitis. Further, the Company is in the process of partnering / divesting its inner ear legacy assets. Founded in 2003, Altamira is headquartered in Hamilton, Bermuda, with its main operations in Basel, Switzerland. For more information, visit: https://altamiratherapeutics.com/

Forward-Looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Altamira’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include but are not limited to the clinical utility of Altamira’s product candidates, the timing or likelihood of regulatory filings and approvals, Altamira’s intellectual property position and Altamira’s financial position. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Altamira’s Annual Report on Form 20-F for the year ended December 31, 2024, and in Altamira’s other filings with the Securities Exchange Commission (“SEC”), which are available free of charge on the SEC’s website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Altamira or to persons acting on behalf of Altamira are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Altamira does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

Investor Contact:

Hear@altamiratherapeutics.com